NO ACT

DC 3-14-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045137

Received SEC
APR 02 2008
Washington, DC 20549

April 2, 2008

Act: 1934
Section: 14A-8
Rule: 14A-8
Public Availability: 4/2/2008

Brian D. Zuckerman
Vice President
General Counsel and Secretary
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: The Pep Boys – Manny, Moe & Jack
Incoming letter dated March 14, 2008

Dear Mr. Zuckerman:

This is in response to your letter dated March 14, 2008 concerning the shareholder proposal submitted to The Pep Boys by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 17 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PEPBOYS AUTO

Brian D. Zuckerman
Vice President
General Counsel and Secretary

RECEIVED
2008 MAR 17 PM 3:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 14, 2008

Via UPS Overnight
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Pep Boys - Manny, Moe & Jack ("we" or the "Company")
Exclusion of Substantially Implemented Shareholder Proposal

Ladies and Gentlemen:

This letter is to inform you that we intend to omit from the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statement in support received from John Chevedden (the "Chevedden Proposal").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we have (i) enclosed six copies of this letter and its attachments, and (ii) concurrently sent a copy to Mr. Chevedden.

Chevedden Proposal

The Chevedden Proposal states:

> "Resolved: Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected."

A copy of the original letter we received from Mr. Chevedden is attached as Appendix A.

Company Proposal

Our board of directors has approved our own shareholder proposal (the "Company Proposal") for inclusion in the 2008 Proxy Materials. The Company Proposal asks our shareholders to approve the following amendment to our articles of incorporation to provide for majority voting in uncontested elections of directors:

"Election of Directors by the shareholders shall be as follows:

(1) In an election of Directors that is not a contested election, to be elected a nominee must receive the affirmative vote of a majority of the votes cast with respect to the election of that nominee. An incumbent Director who does not receive the required majority vote for re-election is required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of the Company and its shareholders and will publicly disclose its decision and rationale within 90 days.

(2) In a contested election of Directors, the nominee receiving the highest number of votes up to the number of Directors to be elected shall be elected. In a contested election of Directors, a shareholder entitled to vote shall have the right to multiply the number of votes to which he may be entitled by the total number of directors to be elected in such election and he may cast the whole number of his votes for (but not against) any one nominee or he may distribute them among two or more nominees.

(3) A "contested election" is an election of Directors in which there are more nominees for election than the number of Directors to be elected and one or more of the nominees has been properly proposed by the shareholders."

The full text of the Company Proposal to be included in the 2008 Proxy Materials is attached as Appendix B.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Chevedden Proposal may be excluded from the 2008 Proxy Materials pursuant to:

Rule 14a-8(i)(10), because we believe that the Company Proposal substantially implements the Chevedden Proposal.

Or, alternatively, Rule 14a-8(i)(10), because we believe the Chevedden Proposal directly conflicts with the Company Proposal.

Analysis

The Chevedden Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

Under the Company Proposal, we will seek shareholder approval of an amendment to our articles of incorporation in order to change the vote required for the election of our directors. As a Pennsylvania corporation, we are required under Section

1758(b) of the Pennsylvania Business Corporation Law of 1988 (the "PBCL") to amend the articles of incorporation to change the vote required to elect directors, and the approval of our shareholders is required to amend our articles of incorporation.

We believe that the Company Proposal not only substantially implements the Chevedden Proposal, but, in fact, completely implements it.

On February 28, 2008, our board of directors approved the Company Proposal for inclusion in the 2008 Proxy Materials. On March 6, 2008, the undersigned contacted Mr. Chevedden to inform him that we intended to include the Company Proposal in the 2008 Proxy Materials. We believed that Mr. Chevedden would withdraw the Chevedden Proposal because our board of directors had taken the necessary steps that it could legally take to adopt a majority vote standard for uncontested elections, as requested in the Chevedden Proposal, and to submit it for shareholder approval. We expected that our board's action would obviate the need for the formal exclusion process under Rule 14a-8 that is the subject of this letter. Despite these explanations, however, Mr. Chevedden has declined to withdraw the Chevedden Proposal.

The primary difference between the two proposals appears to be the additional language in the Company Proposal that is designed to address the situation commonly referred to as the holdover director issue. This problem occurs when an incumbent director in an uncontested election does not receive a sufficient vote to be re-elected, and therefore becomes a holdover director under state law. Section 1724(a) of the PBCL provides that an incumbent director "hold office until the expiration of the term for which he was selected and until his successor has been selected and qualified or until his earlier death, resignation or removal." The holdover director remains in office after failing to be elected in an uncontested election because no "successor has been selected and qualified" as required by the PBCL. The holdover director would remain in office until he or she dies, resigns or is removed. The Company Proposal specifically addresses the holdover director issue by including the following language in the proposed amendment to our articles of incorporation:

> "An incumbent Director who does not receive the required majority vote for re-election is required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of the Company and its shareholders and will publicly disclose its decision and rationale within 90 days."

We believe that the inclusion of the above language in the Company Proposal does not in any way limit our complete implementation of the Chevedden Proposal because (i) this language is necessary to address the holdover director issue that arises as a matter of state law, and (ii) the Chevedden Proposal does not, directly or indirectly, address the holdover director issue. The Chevedden Proposal simply requested the adoption of a bylaw amendment "specifying that the **election** [emphasis added] of our directors shall be decided by a majority of votes cast." The Company Proposal provides for the same "majority of the votes cast" election standard as the Chevedden Proposal. Under the Company Proposal, in an uncontested election, no director can be **elected** who does not receive a majority of votes cast. The additional language contained in the Company Proposal is designed to address the **resignation and removal** of an incumbent director who is not re-elected by a majority of votes cast, which is not addressed in the Chevedden Proposal. Presumably, if the Chevedden Proposal were adopted, our board of directors would have the flexibility to address the holdover director problem in the Company's corporate governance guidelines, which is where many companies provide for the process to address holdover directors. We believe that the Company Proposal provides more clarity and certainty to our shareholders about the holdover director process because it will be stated in our articles of incorporation, which can only be amended by shareholder action, as opposed to stating a process in our corporate governance guidelines, which could be changed by our board of directors without shareholder approval.

Please note that under both the Company Proposal and the Chevedden Proposal, a non-incumbent director nominee that does not receive a majority vote would not become a director, so no holdover director issue would arise.

Alternatively, the Chevedden Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal that is being submitted for shareholder approval at the 2008 Annual Meeting of Shareholders.

We believe that the Company Proposal substantially implements the Chevedden Proposal, as described above. In addition, the Chevedden Proposal directly conflicts with the Company Proposal.

The Staff has previously permitted the exclusion under Rule 14a-8(i)(9) of a majority vote shareholder proposal that seeks to amend a company's by-laws where the proposal directly conflicted with a majority vote by-law amendment proposal to be submitted by the company at the same meeting. *See, e.g., Herley Industries, Inc.* (avail. Nov. 20, 2007). In *Herley Industries*, the company argued, and the Staff agreed, that the shareholder proposal conflicted with a company proposal asking shareholders to amend the by-laws to maintain plurality voting and add a director resignation policy that would apply in uncontested elections.

The Chevedden Proposal resolves that our shareholders request that the Company adopt a "bylaw" with respect to the election of directors, but under the Company Proposal we are asking our shareholders to approve a specific amendment to our articles of incorporation with respect to the election of directors. First, the Chevedden Proposal as presented does not work under Pennsylvania law. Section 1758(b) of the Pennsylvania Business Corporation Law of 1988 provides for plurality voting for directors that can only be changed by an amendment to our articles of incorporation, which requires shareholder approval. With the Company Proposal, we are asking our shareholders to approve such an amendment to our articles of incorporation, whereas the Chevedden Proposal is requesting that the Company adopt a "bylaw" provision. Second, if our shareholders were to approve both the Company Proposal and the Chevedden Proposal it would create conflicting provisions in our articles and bylaws that could cause confusion for our shareholders and our board of directors. On the one hand, with the approval of the Company Proposal our articles of incorporation would provide for the director election standard with a specific provision addressing holdover directors. On the other hand, the approval of the Chevedden Proposal would provide for a bylaw provision on director election that does not address the holdover director issue.

Waiver of 80-Day Submission Requirement

We hereby request permission to file this submission less than 80 calendar days prior to the May 7, 2008 anticipated filing date of the definitive 2008 Proxy Materials for use at our 2008 Annual Meeting of Shareholders scheduled for June 19, 2008. Rule 14a-8(j)(1) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Securities and Exchange Commission no later than 80 calendar days before it files its definitive proxy materials; provided, however that the Staff may permit the company to make its submission later than this deadline upon the demonstration of "good cause."

We believe that we have good cause to file this submission less than 80 calendar days prior to our anticipated filing date of the definitive 2008 Proxy Materials. We have good cause because we could not have filed this submission prior to the submission deadline. The basis for the Company's exclusion of the Chevedden Proposal first arose on February 28, 2008, which was after the submission deadline, when our board of directors approved the Company Proposal. When our board of directors approved the Company Proposal on February 28, 2008, we believed that we had completely implemented the Chevedden Proposal, and that we had improved upon it by addressing the holdover director issue. We fully expected that Mr. Chevedden would formally withdraw the Chevedden Proposal, obviating any need for the formal exclusion process under Rule 14a-8 that is the subject of this letter. Since he has not been willing to do so, we must respectfully request a waiver of the submission deadline.

Please contact the undersigned with any questions regarding this matter.

Please acknowledge your receipt of this notice by date stamping the extra copy and returning it to my attention in the enclosed self-addressed, stamped envelope. Thank you.

Sincerely yours,

Brian D. Zuckerman

Enclosures.

cc: John Chevedden (w/encl., via UPS Overnight)
New York Stock Exchange (w/encl., via UPS Overnight)

APPENDIX A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. William Leonard
Chairman
Pep Boys Manny, Moe & Jack (PBY)
3111 West Allegheny Avenue
Philadelphia, PA 19132
PH: 215-430-9000
Fax: 215 227-7513

Rule 14a-8 Proposal

Dear Mr. Leonard,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 11, 2007
Date

cc: Brian Zuckerman
Corporate Secretary
PH: 215-430-9169
FX: 215-430-4639/4640

[PBY: Rule 14a-8 Proposal, December 11, 2007]

3 – Directors to be Elected by Majority Vote Bylaw

Resolved: Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

This proposal will give shareholders a meaningful role in director elections. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. Under our current plurality vote standard, a nominee for our board can be elected with as little as a 1%-vote, even if 80% of the votes cast are "withheld" from the nominee.

More than one-hundred (122) shareholder proposals on this topic won an impressive 49% average yes-vote in 2007. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting for this proposal topic.

Sadly our management has a history of ignoring majority shareholder votes. For instance we as shareholders repeatedly voted in support eliminating our poison pill:

Year	Rate of Support
2003	68%
2004	74%
2005	75%
2006	79%
2007	62%

Finally our board announced in our 2007 annual proxy that it would allow our poison pill to expire on December 31, 2007.

This ignoring could have resulted in six Pep Boys directors each receiving more than 25% withheld votes at our belated 2006 annual meeting:

Mr. Leonard
Mr. Bassi
Ms. Scaccetti
Mr. Sweetwood
Ms. Atkins
Mr. Hotz

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in accounting and "High Governance Risk Assessment."
- The Corporate Library added that our company's inability to meet Section 404 requirements suggests weak control over internal financial reporting processes and raises concerns over the quality and accuracy of our company's financial statements. This conjures up the specter of earnings restatements.

Additionally:

- We had no shareholder right to:

1) Call a special shareholder meeting.
2) Act by written consent.
3) Elect any director by a majority vote standard.
4) Decide all issues by simple majority vote.

• Thus future shareholder proposals on the above topics by other proponents could obtain significant support.

• Three of our directors had non-director links to our company – Independence concern:
Mr. Leonard, our Chairman
Mr. Mitarotonda
Mr. Hudson

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Directors to be Elected by Majority Vote Bylaw –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

(ITEM 3) THE AMENDMENT OF OUR ARTICLES OF INCORPORATION TO PROVIDE FOR MAJORITY VOTING IN UNCONTESTED ELECTIONS OF DIRECTORS

Pep Boys has a longstanding commitment to solid corporate governance, and is committed to providing shareholders a meaningful role in the election of Directors. Accordingly, we are recommending to our shareholders the amendment of our Articles of Incorporation to include a majority vote standard in uncontested elections of Directors.

If adopted, the majority vote standard would provide that in uncontested elections - elections where the number of nominees equals the number of Directors to be elected - a Director nominee will only be elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. An "abstain" vote will have no effect on the outcome of the election, but will be counted for purposes of determining whether a quorum is present. New nominees, if any, not already serving on the Board who fail to receive a majority of votes cast in uncontested elections will not be elected to the Board in the first instance. Under Pennsylvania law, if an incumbent Director nominee does not receive such majority vote in an uncontested election, the incumbent Director will continue to serve on the Board until his or her successor is elected and qualified. Accordingly, if the proposed amendment is adopted, an incumbent director who does not receive the required majority vote for re-election will be required to tender a resignation to the Board of Directors. The Board of Directors will then accept or reject the resignation, or take other appropriate action, based upon the best interests of the Company and its shareholders and will publicly disclose its decision and rationale within 90 days.

In contested elections, those in which the number of nominees exceed the number of Directors to be elected, the voting standard will continue to be a plurality of votes cast - those nominees receiving the most votes cast are elected. In addition, the proposed amendment clarifies that a shareholders right to cumulate votes - the right to multiply the number of votes to which he or she may be entitled by the total number of Directors to be elected in such election and he may cast the whole number of his votes for (but not against) any one nominee or he may distribute them among two or more nominees – will continue to apply only in contested elections.

The text of the proposed amendment to our Articles of Incorporation is attached to this Proxy Statement as Appendix B.

Under Pennsylvania law, the affirmative vote of a majority of the votes cast at a shareholder meeting is required to approve the amendment. The Board urges each shareholder to read Appendix B carefully before voting on this proposal. If the proposed amendment is approved by our shareholders, it will become effective upon filing with the Secretary of the Commonwealth of Pennsylvania.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT OF OUR ARTICLES OF INCORPORATION TO PROVIDE FOR MAJORITY VOTING IN UNCONTESTED ELECTIONS OF DIRECTORS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Pep Boys – Manny, Moe & Jack
Incoming letter dated March 14, 2008

The proposal requests a bylaw specifying that the election of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

There appears to be some basis for your view that The Pep Boys may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that The Pep Boys is required under state law to amend the articles of incorporation to change the vote required to elect directors and that The Pep Boys will provide shareholders at The Pep Boys' 2008 Annual Meeting with an opportunity to approve the amendment to The Pep Boys' articles of incorporation to implement a majority vote standard for uncontested elections. Accordingly, we will not recommend enforcement action to the Commission if The Pep Boys omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which The Pep Boys relies.

We note that The Pep Boys did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

John R. Fieldsend
Attorney-Adviser

END